VIA EDGAR and FEDERAL EXPRESS
-----------------------------


March 9, 2007

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Reference:  CoActive Marketing Group, Inc. (the "Company")
            Form 10-K for the fiscal year ended March 31, 2006
            File No. 000-20394

Dear Mr. Humphrey:

         This is to respond to your letter dated February 28, 2007 with respect to the above referenced matter. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

         1. If we continue to experience working capital deficits, we will include in the MD&A section of future 10-K filings disclosure substantially as set forth below.

                  "Beginning with our fiscal year ended March 30, 2000, we have continuously experienced negative working capital. This deficit has generally resulted from our inability to generate sufficient cash and receivables from our programs to offset our current liabilities, which consist primarily of obligations to vendors and other accounts payables, deferred revenues and bank borrowings required to be paid within 12 months from the date of determination. We are continuing our efforts to increase revenues from our programs and reduce our expenses and borrowings, but to date these efforts have not been sufficiently successful. We have been able to operate during this extended period with negative working capital due primarily to bank financing made available to us, advance payments made to us on a regular basis by our largest customers, and to a lesser degree, equity infusions from private placements of our securities ($1 million in January 2000, and $1.63 million in January and February 2003), and stock option and warrant exercises.

                  To the extent our results of operations do not improve, funding is not made available to us (whether in the form of debt or equity), and/or our customers cease to provide us with advance payments, we may not have sufficient cash to fund our operations. In such event, our business will be materially and adversely effected, and we may be required to cease all or a substantial portion of our operations."

         2. If we continue to be in default under our senior loan agreement and/or believe that a future default under such agreement could be expected to occur, we will include in the Liquidity and Capital Resources section of future 10-K filings disclosure substantially as set forth below. Such disclosure may be in addition to or combined with the disclosure set forth above.

                  "At [March 31, 2007] we were in default under our agreements with our senior secured lender. As a result, our lender is entitled to demand payment in full of its loan (in the amount of $______ as of [June __, 2007]) at any time. Even if our lender does not demand immediate repayment of our loans, we may be required to seek additional financing in the future to fund our operations if our operations do not produce the level of revenues required for our operations. There can be no assurance that funding will be available to us at the time it is needed or in the amount necessary to satisfy our needs, or, that if funds are made available, that they will be available on terms that are favorable to us. If we are unable to secure financing when needed, our businesses may be materially and adversely effected, and we may be required to cease all or a substantial portion of our operations. If we issue additional shares of common stock or securities convertible into common stock in order to secure additional funding, current stockholders may experience dilution of their ownership. In the event we issue securities or instruments other than common stock, we may be required to issue such instruments with greater rights than those currently possessed by holders of common stock."

         The Company hereby acknowledges:

         o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Company filings; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Should you require additional information, please contact the undersigned at 212-366-3402.

Very truly yours,

CoActive Marketing Group, Inc.


By: /s/ ERWIN I. MEVORAH
    ------------------------------
    Erwin I. Mevorah
    Chief Financial Officer

cc: Members of the Audit Committee of CoActive Marketing Group, Inc. (via email)
    Ms. Nazeleen Sataur, Lazar Levine & Felix LLP (via email)